Exhibit 99.1

Investor contacts:                                Jérôme Arnaud, ILOG
+33 6 07 35 80 87
+1 408 991-7103
jarnaud@ilog.com

Bernard Compagnon
Gavin Anderson & Company
+44 20 7554 1400 (London)

Press contact:                                        Susan Peters, ILOG
+1 408 991-7109
speters@ilog.com

ILOG REPORTS RECEIVABLE WITH
AMERICAN HOME MORTGAGE AT RISK

PARIS, August 3, 2007 - ILOG® (NASDAQ: ILOG, Euronext: ILO, ISIN: FR0004042364) ) today announced that included in its preliminary financial information for the fourth quarter of fiscal year 2007 and in its preliminary fiscal year end financial information, published on July 26, 2007, is a license agreement with American Home Mortgage valued at $614,000. Based on recent adverse news reported by American Home Mortgage about its liquidity situation, ILOG believes that this receivable may be at risk. Accordingly, net income and earnings per share contained in the Company’s final fourth quarter results and in its final audited financial statements for the fiscal year 2007 may be affected, depending on future developments at American Home Mortgage. ILOG does not believe that it has any other material receivables at risk.

“While unfortunate, we believe that this event will have very limited impact on ILOG given our $55M cash position. We are convinced that Business Rules Management Systems are essential to process improvement in the financial services sector, which continues to be a significant market for us,” said Pierre Haren, ILOG chairman and CEO. “Of the more than $160M of ILOG revenues in FY07, about 22% came from the banking sector and only 2% of our revenues were related to the sub-prime and Alt-A mortgage business. This event does not modify our outlook or strategy for the coming year.”

About ILOG
ILOG delivers software and services that empower customers to make better decisions faster and manage change and complexity. Over 2,500 corporations and more than 465 leading software vendors rely on ILOG's market-leading business rule management systems (BRMS), supply chain planning and scheduling applications as well as its optimization and visualization software components, to achieve dramatic returns on investment, create market-defining products and services, and sharpen their competitive edge. ILOG was founded in 1987 and employs more than 850 people worldwide. For more information, please visit http://www.ilog.com.

Forward-looking Information
All of the statements included in this release, as well as oral statements that may be made by us or by officers, directors or employees acting on our behalf, that are not statements of historical fact, constitute or are based upon "forward-looking statements" within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Among the factors that could cause our actual results to differ materially are those risks identified in “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” of the Company’s most recent Annual Report on Form 20-F/A filed with the U.S. Securities and Exchange Commission (the “SEC”) and its other filings and submissions with the SEC, including, without limitation, quarterly fluctuations in our operating results and the price of our shares or ADSs, factors affecting any one of our three product lines, the need to have sufficient consultants available to staff an unpredictable demand for our consulting services, lost revenue due to consultants with specialized expertise occupied on competing consulting engagements, our investments in vertical products which carry high implementation costs that we discount in order to promote customer purchases, intense competition and consolidation in our industry, the extended length and variability of our sales cycle and concentration of transactions in the final weeks in the quarter, which could result in substantial fluctuations in operating results and may prevent accurate forecasting of financial results, the increasing number of higher risk fixed price consulting engagements, our dependence on certain major independent software vendors, changing market and technological requirements, our ability to provide professional services activities that satisfy customer expectations, the impact of currency fluctuations on our profitability, changes in tax laws or an adverse tax audit, errors in our software products, the loss of key personnel, logistical difficulties, cultural differences, product localization costs, import and tariff restrictions, adverse foreign tax consequences and fluctuations in currencies resulting from our global operations, the impact of intellectual property infringement disputes, our heavy dependence on our proprietary technology, risks related to acquisitions and minority investments, the limitations imposed by French law or our by-laws that may prevent or delay an acquisition by ILOG using its Shares, changes in accounting principles that could affect our operating profits and reported results, and other matters not yet known to us or not currently considered material by us. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, the Company undertakes no obligation to revise these forward-looking statements to reflect new information or events, circumstances, changes in expectations or otherwise that arise after the date hereof.